SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                    ZIONS COOPERATIVE MERCANTILE INSTITUTION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)



                                    989705108
                                 (CUSIP Number)


                                 THE ZCMI TRUST
                             WARREN P. KING, TRUSTEE
                               35 CENTURY PARK-WAY
                           SALT LAKE CITY, UTAH 84115
                                 (801) 486-3911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                             JAY L. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000


                               SEPTEMBER 15, 1999
             (Date of Event which Requires Filing of this Statement)





         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|





                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-------------------------------                    -----------------------------
CUSIP No. 989705108                    13D             Page 2 of 6 Pages
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
    1.
             Name of Reporting Persons/
             I.R.S. Identification Nos. of Above Persons (Entities Only)

                      THE ZCMI TRUST
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC Use Only


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             Source of Funds

                      OO
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    5.
             Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    6.
             Citizenship or Place of Organization

                      UTAH
------------ -------------------------------------------------------------------
---------------------------- ------- -------------------------------------------
         Number of             7.
          Shares                     Sole Voting Power
                                              113,785
                             ------- -------------------------------------------
                             ------- -------------------------------------------
       Beneficially            8.
         Owned By                    Shared Voting Power

                             ------- -------------------------------------------
                             ------- -------------------------------------------
      Each Reporting           9.
        Person With                  Sole Dispositive Power
                                              113,785
                             ------- -------------------------------------------
                             ------- -------------------------------------------
                              10.
                                     Shared Dispositive Power

---------------------------- ------- -------------------------------------------
------------ -------------------------------------------------------------------
    11.
             Aggregate Amount Beneficially Owned By Each Reporting Person

                      113,785
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    13.
             Percent of Class Represented By Amount in Row (11)

                      5.15%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    14.
             Type of Reporting Person

                      OO
------------ -------------------------------------------------------------------

-------------------------------                   ------------------------------
CUSIP No. 989705108                    13D             Page 3 of 6 Pages
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
    1.
             Name of Reporting Persons/
             I.R.S. Identification Nos. of Above Persons (Entities Only)

                      WARREN P. KING
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC Use Only


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             Source of Funds

                      OO
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    5.
             Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    6.
             Citizenship or Place of Organization

                      UNITED STATES
------------ -------------------------------------------------------------------
---------------------------- ------- -------------------------------------------
         Number of             7.
          Shares                     Sole Voting Power
                                              113,785 (1)
                             ------- -------------------------------------------
                             ------- -------------------------------------------
       Beneficially            8.
         Owned By                    Shared Voting Power

                             ------- -------------------------------------------
                             ------- -------------------------------------------
      Each Reporting           9.
        Person With                  Sole Dispositive Power
                                              113,785 (1)
                             ------- -------------------------------------------
                             ------- -------------------------------------------
                              10.
                                     Shared Dispositive Power

---------------------------- ------- -------------------------------------------
------------ -------------------------------------------------------------------
    11.
             Aggregate Amount Beneficially Owned By Each Reporting Person

                      113,785 (1)
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    13.
             Percent of Class Represented By Amount in Row (11)

                      5.15%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    14.
             Type of Reporting Person

                      IN
------------ -------------------------------------------------------------------

(1) Solely in Mr. King's capacity as the Trustee of The ZCMI Trust. This statement shall not be construed as an admission by Mr. King that he is the beneficial owner of the securities covered by this statement.

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Zions Cooperative Mercantile Institution (the "Issuer"), whose principal executive offices are located at 2200 South 900 West, South Salt Lake City, Utah 84119.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This statement on Schedule 13D is being filed jointly by The ZCMI Trust, a Utah grantor trust (the "Trust"), and Warren P. King, the trustee of the Trust (the "Trustee"). The Trustee's present principal occupation is President and Chief Executive Officer of Alta Industries - Utah, Inc. The address of the Trust and the Trustee is 35 Century Park-Way, Salt Lake City, Utah 84115.

         (d)-(e) During the past five years neither the Trust nor the Trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Trust or the Trustee, as the case may be, being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Trustee is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 15, 1999, John Price irrevocably transferred all of his right, title and interest in 113,785 shares of Common Stock (the "Shares") to the Trust for the benefit of the Trust's named beneficiaries.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Trust holds the Shares for investment purposes. The Trust and the Trustee will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices, in general and those for the Common Stock in particular, other developments and other investment opportunities. Depending on such assessments, the Trustee, on behalf of the Trust, may determine to acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of his holdings of Common Stock.

         Except as described above, neither the Trust nor the Trustee has any current plans or proposals which relate to, or would result in, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of September 15, 1999, the Trust became the direct record and beneficial owner of the Shares and, through the Trustee, has the sole voting and dispositive powers with respect to the Shares. By virtue of the Trust's acquisition of the Shares on September 15, 1999, the Trustee became a beneficial owner of the Shares and has the sole voting and dispositive powers with respect to the Shares. The Shares constitute approximately 5.15% of the outstanding shares of Common Stock of the Issuer.

         (c)  Not applicable

         (d) No other person has the right to receive, or the power to direct receipt of, ordinary cash dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements or other understandings between the Issuer and the Trust and the Trustee relating to the Common Stock or other securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 7.1 Joint Filing Agreement, dated September 24, 1999, between the Trust and the Trustee.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 24, 1999




                                                        THE ZCMI TRUST


                                                        By: /s/ Warren P. King
                                                            --------------------
                                                            Name: Warren P. King
                                                            Title: Trustee



                                                        /s/ Warren P. King
                                                        ------------------------
                                                        Warren P. King